                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)

                       Under the Securities Act of 1934


                         American Banknote Corporation
         ------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
         ------------------------------------------------------------
                        (Title of Class of Securities)


                                   024490104
         ------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1999
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [X]  Rule 13d-1(b)

                        Rule 13d-1(c)

                        Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 024490104                   13G                      Page 2 of 9 Pages
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--------------------------------------------------------------------------------
1   Name of Reporting Person                    Steven A. Van Dyke

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      77,620
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      2,469,000
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       77,620
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      2,469,000
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,546,620
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    12.41%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------

CUSIP No. 024490104                   13G                      Page 3 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Douglas P. Teitelbaum

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      0
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      2,469,000
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       0
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      2,469,000
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,469,000
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    12.03%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------

CUSIP No. 024490104                   13G                      Page 4 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Tower Investment Group, Inc.

    I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      2,469,000
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       2,469,000
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,469,000
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    12.03%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    HC
--------------------------------------------------------------------------------

CUSIP No. 024490104                   13G                      Page 5 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Bay Harbour Management, L.C.

    I.R.S. Identification No. of Above Person   59-3418243
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      2,469,000
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       2,469,000
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,469,000
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    12.03%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IA
--------------------------------------------------------------------------------

CUSIP No. 024490104                   13G                      Page 6 of 9 Pages
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          This Amendment No. 3 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on February 12, 1998, as amended on March 5, 1998 and on February 16, 1999 (the "Schedule 13G"), by Bay Harbour Management, L.C., Tower Investment Group, Inc., as the majority stockholder of Bay Harbour, and Steven A. Van Dyke, in his capacity as the sole stockholder and president of Tower. Since the filing of the Schedule
13G, Douglas P. Teitelbaum has become a stockholder of Tower.   Capitalized
terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4(a) Amount Beneficially Owned:

Item 4(a) is hereby amended in its entirety to read as follows:

          As of December 31, 1999, Bay Harbour may be deemed to be the beneficial owner of 2,469,000 shares of American Banknote Common Stock as a result of voting and dispositive power that it held with respect to the 2,469,000 shares of American Banknote Common Stock held for the account of five private investment funds and seven managed accounts.

          As of December 31, 1999, Tower may be deemed to be the beneficial owner of the 2,469,000 shares of American Banknote Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

          As of December 31, 1999, Mr. Van Dyke may be deemed beneficial owner of 2,546,620 shares of American Banknote Common Stock, consisting of
          (i) 2,469,000 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 77,620 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.

          As of December 31, 1999, Mr. Teitelbaum may be deemed the beneficial owner of 2,469,000 shares of American Banknote Common Stock, deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b) Percent of Class:

Item 4(b) is hereby amended in its entirety as follows:

          12.41% (12.03% beneficially owned by Tower, Bay Harbour and Mr. Teitelbaum)

Item 4(c) Number of shares as to which reporting persons have:

Item 4(c) is hereby amended in its entirety as follows:

          Number of shares as to which Bay Harbour has:

CUSIP No. 024490104                   13G                      Page 7 of 9 Pages
-------------------                                            -----------------


          (i)   sole power to vote or direct the vote: 2,469,000
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                2,469,000
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Bay Harbour does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Tower has:

          (i)   sole power to vote or direct the vote: 2,469,000
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                2,469,000
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Tower does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote:  77,620
          (ii)  shared power to vote or to direct the vote: 2,469,000
          (iii) the sole power to dispose of or to direct the disposition of:
                77,620
          (iv)  shared power to dispose of or to direct the disposition of:
                2,469,000

          Mr. Van Dyke does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Mr. Teitelbaum has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote: 2,469,000
          (iii) the sole power to dispose of or to direct the disposition of:
                0
          (iv)  shared power to dispose of or to direct the disposition of:
                2,469,000

          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

Item 10.  Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of

CUSIP No. 024490104                   13G                      Page 8 of 9 Pages
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          changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 024490104                   13G                      Page 9 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                 BAY HARBOUR MANAGEMENT, L.C.

                                         By:   /s/ Steven A. Van Dyke
                                            ----------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President


Date:  February 10, 2000                 TOWER INVESTMENT GROUP, INC.

                                         By:   /s/ Steven A. Van Dyke
                                            ----------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President


Date:  February 10, 2000                       /s/ Steven A. Van Dyke
                                            ----------------------------
                                                 Steven A. Van Dyke


Date:  February 10, 2000                     /s/ Douglas P. Teitlebaum
                                            ----------------------------
                                               Douglas P. Teitelbaum